SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

EXCEL TECHNOLOGY, INC.

(Name of Subject Company)

EXCEL TECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Alice Varisano

Chief Financial Officer

Excel Technology, Inc.

41 Research Way

East Setauket, New York 11733

(631) 784-6188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Howard S. Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle

Jericho, New York 11753

(516) 822-6505

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 23, 2008 (the “Schedule 14D-9”), by Excel Technology, Inc., a Delaware corporation (“Excel”). The Schedule 14D-9 relates to the offer by Eagle Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of GSI Group, Inc., a Delaware corporation (“GSI”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Excel, at a price of $32.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions specified in the Offer to Purchase dated July 23, 2008, and in the related Letter of Transmittal, which were annexed to and filed as Exhibits (A)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by GSI with the Securities and Exchange Commission on July 23, 2008.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 14D-9. The information set forth in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the following paragraph at the end of the heading “Antitrust”:

“At 11:59 p.m., New York City time, on July 28, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, a condition to the Offer, to the extent requiring the expiration or termination of the HSR Act waiting period, has been satisfied. On July 29, 2008, GSI and Excel issued a joint press release announcing the expiration of the waiting period, a copy of which is filed as Exhibit (a)(1)(I) hereto.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 23, 2008. *†

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *†

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *†

(a)(1)(F)	Form of summary advertisement, published July 23, 2008. *

(a)(1)(G)	Joint press release issued by GSI Group, Inc. and Excel Technology, Inc., dated July 10, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C, filed on July 10, 2008).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). †

(a)(1)(I)	Joint press release issued by GSI Group Inc. and Excel Technology, Inc., dated July 29, 2008. **

(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of Excel Technology, Inc., dated July 23, 2008. †

(a)(5)	Opinion of Needham & Company, LLC to the Board of Directors of Excel Technology, Inc., dated July 9, 2008, (incorporated by reference to Annex II attached to this Schedule 14D-9). †

(e)(1)	Agreement and Plan of Merger, dated as of July 9, 2008, by and among GSI Group, Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008).

(e)(2)	Employment Agreement between Excel Technology, Inc. and Antoine Dominic (incorporated by reference to Exhibit 10.3 to Excel Technology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006).

(e)(3)	Termination Agreement, dated July 9, 2008, between Excel Technology, Inc. and Antoine Dominic (incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008.

(e)(4)	Employment Agreement between Excel Technology, Inc. and Alice Varisano (incorporated by reference to Exhibit 10.6 to Excel Technology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006).

(e)(5)	Termination Agreement, dated July 9, 2008, between Excel Technology, Inc. and Alice Varisano (incorporated by reference to Exhibit 10.2 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008.

(e)(6)	Release Agreement, dated July 9, 2008, between Excel Technology, Inc. and J. Donald Hill (incorporated by reference to Exhibit 10.3 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008).

(e)(7)	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group, Inc., Eagle Acquisition Corporation and each of Antoine Dominic, Alice Varisano, Steven Georgiev, James Donald Hill, Ira J. Lamel and Donald Weeden (incorporated by reference to Exhibit 10.4 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008).

(e)(8)	Consulting Agreement, dated July 9, 2008, between Excel Technology, Inc. and Dominics LLC (incorporated by reference to Exhibit 10.5 attached to the Current Report on Form 8-K filed by Excel Technology on July 11, 2008).

(e)(9)	Confidentiality Agreement, dated May 16, 2008, between GSI Group, inc. and Excel Technology, Inc. *

*	Incorporated by reference to the Schedule TO filed by Eagle Acquisition Corporation and GSI Group, Inc. on July 23, 2008.
†	Included in materials mailed to stockholders of Excel Technology, Inc
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEL TECHNOLOGY, INC.

By:  /s/    Antoine Dominic

        Name: Antoine Dominic

        Title: President and Chief Executive Officer

Dated: July 29, 2008